UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On May 12, 2022, the general meeting approved the extension of the liability insurance policy of the company’s officers and directors to all directors and officers (except with respect to the company’s CEO, Mr. Anatoly Hurgin) that currently exist in the company, for an additional six months, i.e., until August 20, 2022 (the “Insurance Policy”).

This is under the same conditions that currently exist as detailed below:

A.	The Insurance Policy applies in Israel and abroad, and it has liability limits of up to USD 5 million per occurrence and for the period.

B.	A deductible in the amount of up to USD 100,000, and up to USD 250,000 in respect of a claim in the United States or in Canada, and in respect of claims relating to securities, a deductible in the amount of up to USD 200,000, and up to USD 750,000 in respect of a claim in the United States or in Canada.

C.	A six-month premium in the amount of USD 114,055.

In addition, on May 19, 2022, the company’s audit committee and board of directors approved in accordance with Regulations 1A1 and 1B(5) the inclusion of the company’s CEO in the insurance policy, after confirming the engagement is on the same terms as the other officers in the company, is under market conditions, and will not materially affect the company’s profitability, assets, or liabilities.

During the discussions of the company’s audit committee and board of directors to approve the application of the policy to Mr. Anatoly Hurgin as stated above, the following reasons were raised:

A.	The provision of insurance coverage is necessary in order to enable the company’s CEO to act freely and for the benefit of the company within the framework of his tenure in it, and it is acceptable and necessary, as is customary in companies with similar characteristics to those of the company.

B.	Regarding the provision of insurance coverage, there is no justification for distinguishing between the CEO of the company and other officers and directors of the company. Therefore, it is proposed to apply the insurance policy to Mr. Anatoly Hurgin, in the same way as the other officers and directors of the company.

C.	The application of insurance coverage to Mr. Anatoly Hurgin is in accordance with the terms of the policy applicable to all officers and directors of the company, is under market conditions (as set on the date of approval of the policy), and will not materially affect the company’s profitability, assets, or liabilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 22, 2022	ABILITY INC.

	By:	/s/ Evyatar Cohen
Evyatar Cohen
Chief Financial Officer

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